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[HARCOURT GENERAL LETTERHEAD]

                                          November 8, 2000

Dear Stockholder:

     We are pleased to inform you that on October 27, 2000, Harcourt General, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Reed Elsevier Inc. ("Parent") and REH Mergersub Inc., a wholly-owned subsidiary of Parent ("Purchaser"). Pursuant to the Merger Agreement, Purchaser commenced a tender offer today (the "Offer") to purchase all outstanding shares of Common Stock of the Company, at a price of $59.00 per share in cash and all outstanding shares of Series A Cumulative Convertible Stock of the Company, at a price of $77.29 per share in cash. The Offer will be followed by a merger (the "Merger") of Purchaser with and into the Company, pursuant to which each share of Common Stock and Series A Stock not purchased in the Offer will be converted into the right to receive in cash the price paid in the Offer. We are very excited about the transaction and hope you share our views.

     YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF THE COMPANY AND UNANIMOUSLY RECOMMENDS THAT YOU ACCEPT THE OFFER AND TENDER YOUR SHARES PURSUANT TO THE OFFER.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors, as described in the attached Schedule 14D-9, including the written opinion of Goldman, Sachs & Co., the Company's financial advisor, that as of the date of the opinion, the consideration to be received by the holders of Common Stock (other than the Smith family) in the Offer and the Merger is fair to such holders from a financial point of view. A copy of Goldman Sachs' written opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations of the review undertaken by Goldman Sachs in rendering its opinion, is included as Annex A to the attached Schedule 14D-9. You should read the opinion carefully and in its entirety.

     Enclosed are the Offer to Purchase dated November 8, 2000, the Letter of Transmittal and related documents. These documents set forth the terms and conditions of the Offer and provide detailed information about the transactions and include instructions as to how to tender your shares. The attached Schedule 14D-9 describes in more detail the reasons for your Board's conclusions and contains other information relating to the tender offer. We urge you to consider this information carefully.

                                          Sincerely,

                                          /s/ Richard A. Smith

                                          Richard A. Smith
                                          Chairman of the Board of Directors